SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                   INDIGO N.V.
                                   -----------
                                (Name of Issuer)

                   Common Stock, Par Value NLG 0.04 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    N444951014
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 12, 2002
                              ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 2 of 22 Pages

1
             Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C INDIGO C.V.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Netherlands Antilles

                            7             Sole Voting Power
                                                 4,327,537

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         4,327,537
   With
                            10            Shared Dispositive Power
                                                  0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,327,537

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]1

13           Percent of Class Represented By Amount in Row (11)
                    3.84%

14           Type of Reporting Person (See Instructions)
                    PN

---------------------
1  See Item 6

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 3 of 22 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C INDIGO II C.V.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Netherlands Antilles

                            7             Sole Voting Power
                                                 4,327,537

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         4,327,537
   With
                            10            Shared Dispositive Power
                                                  0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,327,537

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]1

13           Percent of Class Represented By Amount in Row (11)
                    3.84%

14           Type of Reporting Person (See Instructions)
                    PN

---------------------
1  See Item 6

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 4 of 22 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C GRAPHICS INC.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)
                    Not Applicable


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  4,327,537

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         4,327,537
   With
                            10            Shared Dispositive Power
                                                  0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,327,537

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]1

13           Percent of Class Represented By Amount in Row (11)
                    3.84%

14           Type of Reporting Person (See Instructions)
                    CO

---------------------
1  See Item 6

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 5 of 22 Pages


1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    WINSTON PARTNERS, L.P.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  25,000

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         25,000
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    25,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]

13           Percent of Class Represented By Amount in Row (11)
                    0.02%

14           Type of Reporting Person (See Instructions)
                    PN

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 6 of 22 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    CHATTERJEE FUND MANAGEMENT, L.P.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  25,000

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         25,000
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    25,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]

13           Percent of Class Represented By Amount in Row (11)
                    0.02%

14           Type of Reporting Person (See Instructions)
                    PN; IA

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 7 of 22 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    DR. PURNENDU CHATTERJEE

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    United States

                            7             Sole Voting Power
                                                  45,000

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       4,327,537
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         45,000
   With
                            10            Shared Dispositive Power
                                                  4,327,537

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,372,537

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]1

13           Percent of Class Represented By Amount in Row (11)
                    3.88%

14           Type of Reporting Person (See Instructions)
                    IN; IA

---------------------
1  See Item 6

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 8 of 22 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    GEORGE SOROS (in the capacity described herein)

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    United States

                            7             Sole Voting Power
                                                  22,100,000

Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                        4,327,537
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         22,100,000
   With
                            10            Shared Dispositive Power
                                                   4,327,537

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,427,537

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]1

13           Percent of Class Represented By Amount in Row (11)
                    23.45%

14           Type of Reporting Person (See Instructions)
                    IN; OO

---------------------
1  See Item 6

                                                              Page 9 of 22 Pages


         This Amendment No. 9 to Schedule 13D relates to shares of Common Stock, NLG 0.04 par value per share (the "Shares"), of Indigo N.V., a Netherlands corporation (the "Issuer"). This Amendment No. 9 supplementally amends the initial statement on Schedule 13D, dated May 6, 1996 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 9 is being filed by the Reporting Persons to report, among other things, (i) that 22,100,000 Shares have been transferred as a charitable contribution on behalf of Mr. Soros to the Open Society Institute, a New York trust ("OSI") for which Mr. Soros serves as trustee, (ii) that such Shares, and the other Shares held by the Reporting Persons, have been tendered in the exchange offer (the "Offer") commenced by an affiliate of Hewlett Packard Company ("HP"), and (iii) that S-C Indigo and Mr. Soros caused to be executed on March 12, 2002, in accordance with the provisions of that certain Voting Agreement (the "Voting Agreement"), a proxy with respect to 24,727,537 Shares, in favor of certain changes in the Board of Directors and the Articles of Association, effective only upon the closing of the Offer. In connection with such charitable contribution, OSI has agreed to be bound by the Voting Agreement and by that certain Tender Agreement (the "Tender Agreement", and together with the Voting Agreement, the "Agreements"), whereby S-C Indigo agreed, among other things, and subject to the provisions thereof, to tender Shares in connection with the Offer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement as previously amended. The Initial Statement, as previously amended, is supplementally amended as follows.

Item 4.   Purpose of Transaction.

         The information set forth in Item 6 is incorporated herein by reference.

         OSI has agreed to be bound by the Agreements which may have one or more of the effects set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         The information set forth in Item 6 is incorporated herein by reference.

        (a) (i) The aggregate number of Shares of which S-C Indigo, S-C Indigo II and S-C Graphics may be deemed a beneficial owner is 4,327,537 (approximately 3.84% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities of the Issuer currently held by S-C Indigo). This number consists of (A) 2,627,537 Shares held for the account of S-C Indigo, (B)
1,200,000 Shares issuable upon exercise of the 1996 Warrants held for the account of S-C Indigo and (C) 500,000 Shares issuable upon exercise of the 1997 Warrants held for the account of S-C Indigo.

                  (ii) The aggregate number of Shares of which Winston and CFM may be deemed the beneficial owner is 25,000 (approximately 0.02% of the total number of Shares outstanding). This number consists of the 25,000 Shares held for the account of Winston.

                                                             Page 10 of 22 Pages


                  (iii) The aggregate number of Shares of which Dr. Chatterjee may be deemed the beneficial owner is 4,372,537 (approximately 3.88% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo). This number consists of (A) 2,627,537 Shares held for the account of S-C Indigo, (B) 1,200,000 Shares issuable upon the exercise of the 1996 Warrants held for the account of S-C Indigo, (C) 500,000 Shares issuable upon the exercise of the 1997 Warrants held for the account of S-C Indigo, (D) 25,000 Shares held for the account of Winston and (E) 20,000 Shares issuable upon the exercise of options held for his personal account.

                  (iv) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 26,427,537 (approximately 23.45% of the total number of Shares outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo). This number consists of (A) 22,100,000 Shares held for the account of OSI and (B) 4,327,537 Shares beneficially owned by S-C Indigo.

        (b) (i) S-C Indigo has sole power to vote and dispose of the securities of the Issuer (including the Shares) that it holds directly. Such powers will be exercised jointly by Dr. Chatterjee, in his capacity as the sole shareholder of S-C Graphics, the sole general partner of S-C Indigo II, which is the sole general partner of S-C Indigo and by Mr. Soros.

                  (ii) Winston has sole power to vote and dispose of the Shares that it holds directly. Such powers will be exercised by Dr. Chatterjee, in his capacity as the sole general partner of CFM, the sole general partner of Winston.

                  (iii) Mr. Soros has the sole power to direct the voting and disposition of the 22,100,000 Shares he holds for the account of OSI and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

                  (iv) Dr. Chatterjee has the sole power to direct the voting and disposition of the 45,000 securities he holds personally and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

                                                             Page 11 of 22 Pages


        (c) Except for the transactions described in Item 6 of this Amendment No. 9, there have been no transactions with respect to the Shares since January 18, 2002 (60 days prior to the date hereof) for the accounts of any of the Reporting Persons.

        (d) (i) The partners of S-C Indigo have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by S-C Indigo, in accordance with their partnership interests in S-C Indigo. Such partners include several collective investment vehicles managed by affiliates of Dr. Chatterjee and an entity owned by Mr. Soros.

                  (ii) The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston in accordance with their partnership interests in Winston.

        (e) The following Reporting Persons ceased to be beneficial owners of more than five percent of the Shares as of March 1, 2002: S-C Indigo, S-C Indigo II, S-C Graphics, Winston, CFM, and Dr. Chatterjee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On September 6, 2001, HP entered into the Offer Agreement with the Issuer pursuant to which HP agreed to commence the Offer to acquire all of the outstanding Shares upon the terms and conditions set forth in the Offer Agreement.

         In connection with the Offer Agreement, HP entered into the Tender Agreement with, among others, S-C Indigo (a copy of which is incorporated hereto by reference to Exhibit Y to Amendment No. 8 to the Initial Statement). Pursuant to the Tender Agreement, S-C Indigo agreed to tender its Shares (including any subsequently acquired Shares, such as by virtue of the exercise of the 1996 Warrants and the 1997 Warrants) in the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer, pursuant to and in accordance with the terms of the Offer Agreement. S-C Indigo agreed, during the term of the Tender Agreement, not to withdraw any of the Shares tendered unless the Offer is terminated or has expired. Pursuant to the Offer Agreement, S-C Indigo also agreed not to transfer its Shares to any party from the date of the Tender Agreement until the Termination Date (as defined in the Tender Agreement), unless such party agrees: (i) to execute a counterpart to the Tender Agreement; and (ii) in writing, to hold such Shares, or such interest therein, subject to all of the terms and conditions of the Tender Agreement.

         Also in connection with the Offer Agreement, HP entered into the Voting Agreement with S-C Indigo (a copy of which is incorporated hereto by reference as Exhibit Z to Amendment No. 8 to the Initial Statement). Pursuant to the Voting Agreement, S-C Indigo agreed, among other things, to vote its Shares: (i) in favor of the appointment of the new members of the Issuer's Board of Directors as set forth in the Offer Agreement; (ii) in favor of resolution upon the amendment of the Issuer's Articles of Association as contemplated by the Offer Agreement; (iii) in favor of the Post-Closing Reorganization (as defined in the Offer Agreement) and any action required in furtherance thereof as contemplated by the Offer Agreement, (iv) against certain alternative

                                                             Page 12 of 22 Pages


transactions; and (v) in favor of waiving any notice that may have been or may be required relating to the Offer or any of the other transactions contemplated by the Offer Agreement, including the Post-Closing Reorganization. Pursuant to the Voting Agreement, S-C Indigo agreed not to transfer its Shares to any party from the date of the Voting Agreement until the Termination Date (as defined in the Voting Agreement), unless such party agrees: (a) to execute a counterpart to the Voting Agreement and to grant HP an Irrevocable Proxy (the "Irrevocable Proxy") substantially in the form set forth as Exhibit A to the Voting Agreement; and (b) in writing, to hold such Shares, or such interest therein, subject to all of the terms and conditions of the Voting Agreement. In furtherance of the foregoing, S-C Indigo has granted HP an Irrevocable Proxy to vote S-C Indigo's Shares as described above. The Irrevocable Proxy will terminate on the Termination Date. On March 12, 2002, S-C Indigo and Mr. Soros voted by proxy 24,727,537 Shares, in the aggregate, (i) in favor of the appointment of new members to the Issuer's Board of Directors, and (ii) in favor of an amendment to the Issuer's Articles of Association, each as contemplated by the Voting Agreement and each effective upon the closing of the Offer.

                  On March 1, 2002, S-C Indigo transferred 22,000,000 Shares to its limited partner, Geosor Corporation, a New York Corporation, of which Mr. Soros is the sole shareholder ("Geosor"). Geosor, in turn, transferred the 22,000,000 Shares to OSI as a charitable contribution. In addition, Mr. Soros, a trustee of OSI, transferred 100,000 Shares to OSI as a charitable contribution. In connection with such transfers, OSI agreed in writing to be bound by the terms of the Agreements, executed counterparts to the Agreements, and executed the Irrevocable Proxy. Additionally, the parties to the Shareholders' Agreement have entered into an agreement (the "Shareholders' Amendment") that, among other things, provides that the Agreements do not violate the transfer restriction provisions of the Shareholders' Agreement and that Shares held by OSI will be deemed to be held by S-C Indigo for purposes of determining ownership under
Section 5.1 of the Shareholders' Agreement. The Shareholders' Amendment is attached hereto as Exhibit CC.

         On March 5, 2002, OSI tendered 22,100,000 Shares in the Offer. In addition, on March 6, 2002, 2,627,537 Shares held for the account of S-C Indigo and 25,000 Shares held for the account of Winston were tendered in the Offer.

         Reference is made to the Schedule 13D, as may be amended from time to time, filed by HP with respect to the Issuer, as amended from time to time, with respect to Shares held by HP or for which HP may be deemed to have beneficial ownership.

         The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.

         Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 22 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2002
                                          S-C INDIGO C.V.

                                          By:      S-C INDIGO II C.V.,
                                                   General Partner

                                          By:      S-C GRAPHICS INC.,
                                                   General Partner

                                          By:      Dr. PURNENDU CHATTERJEE
                                                   Sole Shareholder

                                          By:      /S/ Vijay Chaudhry
                                                   -----------------------------
                                                   Vijay Chaudhry
                                                   Attorney-in-Fact


                                          S-C INDIGO II C.V.

                                          By:      S-C GRAPHICS INC.,
                                                   General Partner

                                          By:      Dr. PURNENDU CHATTERJEE
                                                   Sole Shareholder

                                          By:      /S/ Vijay Chaudhry
                                                   -----------------------------
                                                   Vijay Chaudhry
                                                   Attorney-in-Fact


                                          S-C GRAPHICS INC.

                                          By:      Dr. PURNENDU CHATTERJEE
                                                   Sole Shareholder

                                          By:      /S/ Vijay Chaudhry
                                                   -----------------------------
                                                   Vijay Chaudhry
                                                   Attorney-in-Fact

                                                             Page 14 of 22 Pages



                                          WINSTON PARTNERS L.P.

                                          By:        CHATTERJEE FUND MANAGEMENT,
                                                     L.P.,
                                                     General Partner

                                          By:        Dr. PURNENDU CHATTERJEE
                                                     General Partner

                                          By:        /S/ Vijay Chaudhry
                                                     ---------------------------
                                                     Vijay Chaudhry
                                                     Attorney-in-Fact


                                          CHATTERJEE FUND MANAGEMENT, L.P.

                                          By:        Dr. PURNENDU CHATTERJEE
                                                     General Partner

                                          By:        /S/ Vijay Chaudhry
                                                     ---------------------------
                                                     Vijay Chaudhry
                                                     Attorney-in-Fact


                                          DR. PURNENDU CHATTERJEE

                                          By:        /S/ Vijay Chaudhry
                                                     ---------------------------
                                                     Vijay Chaudhry
                                                     Attorney-in-Fact


                                           MR. GEORGE SOROS

                                           /S/ Richard D. Holahan, Jr.
                                           -------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 15 of 22 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
AA.       Power of Attorney, dated as of January 15, 2002,
          granted by Mr. George Soros in favor of Armando T. Belly,
          Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean Cullinan,
          Mr. Richard D. Holahan, Jr. and Mr. Robert Soros............    16

BB.       Power of Attorney, dated as of February 13, 2002,
          granted by Mr. Purnendu Chatterjee in favor of Mr. Vijay
          Chaudhry....................................................    17

CC.       Agreement, dated as of March 1, 2002, by and among
          Indigo N.V., Hewlett-Packard Europe B.V., Hewlett-Packard
          Company, Toscal N.V., Visionvest Corporation N.V.,
          Gemini Systems Corporation N.V., S-C Indigo CV, OZF Ltd.,
          Walthroup Corporation N.V. and Deering Corporation N.V.......   18